ALTAGAS ANNOUNCES STRONG Q4 AND 2020 RESULTS

AltaGas delivers strong 2020 results with normalized EPS eclipsing guidance range; continues to advance corporate strategy of building a diversified and enduring platform focused on sustainable stakeholder value.

Calgary, Alberta (February 26, 2021)
AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) today reported fourth quarter and full-year 2020 financial results. The Company also reaffirmed its 2021 guidance and provided an update on its operations and outlook.
HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Normalized EPS1 of $0.53 in the fourth quarter and $1.42 for the full-year in 2020 continued to demonstrate strong execution and the Company’s focus on delivering durable earnings growth. This included 2020 normalized EPS increasing 14% Y/Y and eclipsed AltaGas’ $1.20 - $1.30 guidance range.
•Normalized EBITDA1 was $392 million for the fourth quarter and $1.310 billion for the full-year in 2020 and was in the higher-end of the guidance range of $1.275 billion - $1.325 billion, despite the challenges associated with the COVID-19 pandemic. Results reiterate the resiliency of the platform and relentless focus on execution.
•The Utilities segment showed marked progress in advancing the Company's operational excellence model, which is centered on better customer outcomes, with full-year 2020 realized ROE at WGL increasing by approximately 150 basis points Y/Y, driven by ongoing capital, regulatory and cost discipline.
•Despite supply chain headwinds realized late in Q3 and early Q4 of 2020, RIPET demonstrated strong execution and achieved the Company’s 50,000 Bbls/d exit rate target. This included RIPET export volumes averaging 50,600 Bbls/d in December 2020 and January 2021. RIPET and Ferndale are both well-positioned to support sturdy corporate earnings growth in 2021.
•AltaGas’ Northeastern B.C. (NEBC) footprint continued to deliver steady increases in throughput as customers continue to grow into contractual agreements at the recently expanded Townsend deep-cut and North Pine fractionation facilities. Excluding the one-time impact of maintenance work at Younger, NEBC throughput volumes were up by 16% Y/Y. Inclusive of the maintenance outage, volumes were up 5% Y/Y in Q4 2020.
•On November 30, 2020, AltaGas completed the issuance of $700 million of senior unsecured medium-term notes. The net proceeds were used to pay down existing indebtedness and fund the redemption of the Series I Preferred Shares and to continue to optimize, stagger, extend and de-risk AltaGas’ capital structure.
•On December 10, 2020, AltaGas announced 2021 guidance and a 4% increase to the common share dividend. The 2021 outlook remains unchanged with expected normalized EBITDA in the range of $1.4 billion - $1.5 billion and normalized EPS of $1.45 - $1.55. This guidance is underpinned by expectations for steady growth in Utilities and Midstream, which is anticipated to drive declining leverage ratios and reduced payout ratios.
•On December 16, 2020, AltaGas closed the acquisition of an additional 37% equity interest in Petrogas and took operational responsibility for the business. Integration is going smoothly with employees being strong cultural fits and the platform is set to provide strong contribution in 2021.
•Subsequent to quarter-end, Moody’s upgraded the Issuer Rating of SEMCO Energy Inc. (SEMCO) to A3 with stable outlook and assigned A1 senior secured rating to SEMCO's first mortgage bonds.
•On February 2, 2021, AltaGas announced the appointment of Jon-Al Duplantier to AltaGas' Board of Directors. Jon-Al brings more than 25 years of experience across the energy value chain and a range of disciplines.

1. Non-GAAP measure; see discussion in the advisories of this news release and reconciliation to US GAAP financial measures shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended December 31, 2020, which is available on www.sedar.com.

CEO MESSAGE

Randy Crawford, President and Chief Executive Officer commented, "2020 was another successful year of AltaGas delivering on its near-term priorities and achieving strong financial results that landed in the upper end or exceeded the guidance ranges we set at the beginning of the year depending on the metric of focus, despite the challenges associated with the global COVID-19 pandemic. As we continue to adapt to what we hope is the tail end of the pandemic, we remain focused on the health and safety of our employees, delivering critical energy to our customers, and honoring the social and moral commitment we have with all of our stakeholders.

"We are pleased with the resilience and durability that our business continues to display. This is a reflection of the significant progress that we have made in executing our long-term strategy and building a diversified platform that is well positioned to perform in the evolving energy market. As we continue to move towards a more decarbonized ecosystem, we believe natural gas will play a critical part as the transition fuel of the future. In addition, our ability to deliver lower carbon emitting fuels to Asia through our Midstream platform creates potential for us to help lower global carbon emissions. Our combined Liquified Petroleum Gas (LPG) export capacity at RIPET and Ferndale has the potential to reduce the equivalent of ~500,000 average Asian citizens’ total carbon footprints per year when compared to using more carbon-intensive fuels, like thermal coal. We are also undergoing engineering work on various emission reduction opportunities across our Midstream network with a focus on steadily reducing AltaGas’ emission intensity over time. Our Utilities distribution network is comprised of critical infrastructure that enables us to deliver low carbon natural gas today and provides a foundation for the delivery of carbon-free solutions in the years ahead, including renewable natural gas (RNG) and hydrogen. It is for this reason that we place a strong emphasis on our accelerated pipeline replacement program (ARP) spending within WGL as it replaces aging infrastructure and reduces methane emissions through leak remediation. First and foremost, it improves the safety and reliable delivery of cleaner and affordable energy that is critical to keep society moving forward, while preserving optionality for delivery of carbon free fuels in the future. We have a demonstrated track record of delivering on this initiative through other parts of AltaGas, including our SEMCO operations in Michigan, where we have reduced emissions by 50% since 2010 and we continue to advance these environmental stewardship initiatives across the AltaGas platform.

"Our Utilities business, which is centered around the customer and driving improved customer outcomes, continues to demonstrate the strong and resilient performance we expect. We continue to have confidence in delivering on our 8% forecasted CAGR in rate base through 2025, which is in the upper-quartile for our North American peer group. We are also continuing to create customer and stakeholder benefits from cost reductions and improvements in our operational excellence model. In 2020, we were able to close the ROE gap by approximately 150 bps and we expect to achieve the remaining approximate 150 bps in ROE improvement over the course of 2021. We intend to achieve this through the continuation of the capital, regulatory and cost discipline that we have been focused on delivering over the past two years. There is simply no greater way to create value for our stakeholders than improving the returns on capital that has already been deployed. The Maryland rate case is expected to make a positive impact late in the first quarter and the D.C. rate case settlement will have a positive impact at the start of the second quarter with both reflecting our current plan and operating costs. Going forward we will continue to focus on strategic projects, such as ARPs, which ensures a timely recovery of capital and improved customer outcomes, while judiciously managing our costs. In 2020, we reduced incoming leak rates by more than 15% year-over-year, which continues to cut our environmental footprint. We continue to realize one to two percent organic customer growth per year across our Utilities platform and we look forward to serving our growing customer base in the years ahead.

"AltaGas has a long history of operating with social purpose and delivering strong environmental stewardship. RIPET is a great example of this and we are particularly excited about taking operational responsibility of the Ferndale export terminal. Petrogas employees have been a phenomenal cultural fit within AltaGas. We have been busy embracing the best practices of the combined organization, along with our partner Idemitsu, and we remain on track to realize the $30 million in run-rate cost savings and logistics optimization opportunities that we originally identified. We are recognizing the benefits from the integration. After a rocky start to the fourth quarter due to third-party logistical issues, we exited 2020 and started 2021 strong, shipping five cargoes to Asian markets in December, followed by four in January and we are on track to ship another five in February.

"Looking ahead, we are steadfast in our goal to reduce leverage to below 5.0x Net Debt to normalized EBITDA over the medium-term as our credit ratings and de-risking plans remain a top priority. We will continue to execute our strategy and take advantage of our distinctive Utilities and Midstream businesses that are well-positioned to deliver strong and highly visible growth. In the year ahead, we remain acutely focused on: 1) optimizing returns

AltaGas Ltd. – Press Release Q4 2020 – 2

through previously deployed capital; 2) growing our Midstream segment through the investments we have made in Northeastern B.C. and our global exports platform; and 3) making disciplined investments in our Utilities platform that provide steady returns while having positive environmental impacts. It is through this approach that we are building a diversified, low-risk, high-growth energy infrastructure business that is focused on delivering resilient and durable value for our shareholders that should compound in the years ahead.”

BUSINESS PERFORMANCE

The Utilities segment continued to deliver strong and stable results in the fourth quarter, which was underpinned by: 1) higher base rates associated with recent regulatory cases; 2) increased revenue from continued ARP spending; 3) improved returns underpinned by judicious cost management; and 4) strong contributions from WGL's Retail Energy Marketing business. Strong operating performance in the Utilities segment were however largely offset on a year-over-year basis from a combination of the $5 million rate settlement on the Virginia’s Hearing Examiners report that benefited fourth quarter 2019 results and wasn't present in fourth quarter of 2020, unseasonably warmer weather in D.C. and Michigan, where WGL does not have weather normalization mechanisms, the absence of contribution from AltaGas Canada Inc., and modest impacts on usage and other costs associated with COVID-19.

AltaGas continues to make strong progress towards earning its allowed returns within the WGL platform through ongoing capital, regulatory and cost discipline. Specific to cost management, incoming leak rates decreased by more than 15% Y/Y in 2020 while capital spending was heavily weighted towards ARP programs, which do not face regulatory lag and bring strong customer and environmental benefits. On December 8, 2020 AltaGas filed a settlement agreement with the District of Columbia Public Service Commission in the D.C. rate case and new rates will take effect April 1, 2021. In Maryland, a decision for the rate case filed on August 8, 2020 is expected late in the first quarter. These two cases will update our rates to accurately reflect our current plan and operating costs and will leave the AltaGas Utilities platform as being very current from a regulatory perspective.

In the Midstream segment, RIPET exported approximately 37,800 Bbls/d of Canadian propane to Asia during the fourth quarter, which was spread across six full and one partially loaded ship in the quarter. The partially loaded ship was a function of the loading of one vessel being split between the third and fourth quarters of 2020 and revenue being recognized at the time of entry onto the vessel. In total there were 27 shipments of Western Canadian propane exported to Asia through RIPET in 2020, which equaled approximately 1.2 million metric tons or 15 million Bbls. RIPET’s operations during the early part of the fourth quarter of 2020 were impacted by the same third-party logistical constraints that were present late in the third quarter of 2020 and resulted in softer performance than would have otherwise been the case due to both lower export volumes and elevated one-time costs associated with the third-party supply chain outages in the early part of the quarter. RIPET operations were strong in the latter part of the fourth quarter with three ships being exported in December. AltaGas also achieved the Company’s 50,000 Bbls/d RIPET exit target with the terminal averaging approximately 50,600 Bbls/d of propane exports over December 2020 and January 2021. RIPET is well-positioned to demonstrate strong performance in 2021 by meeting the robust end market demand in Asia, while continuing to have a positive environmental impact through carbon reduction by displacing more carbon intensive fuels in the region. RIPET and Petrogas contributed $38 million of Normalized EBITDA in Q4 2020, including Petrogas realizing equity earnings for more than 80% of the quarter and only consolidating earnings following the close of the acquisition on December 15, 2020.

AltaGas’ Gas Processing and Fractionation volumes were strong and showed sequential momentum in the fourth quarter of 2020 compared to the third quarter of 2020 and fourth quarter of 2019, as customers ramped up production in the Montney and grew into their respective take-or-pay arrangements at Townsend and North Pine in NEBC. Excluding the one-time impact of maintenance work at Younger, NEBC throughput volumes were up by 16% Y/Y. Inclusive of the maintenance outage, volumes were up 5% Y/Y in Q4 2020. Market conditions continue to strengthen for the Company’s Midstream and energy export business as rising demand in Asia drove strong calls on LPG demand and resulted in upward mobility in the Far East LPG spot prices near the end of the fourth quarter of 2020. In addition, given the large issues around LPG supply into Asia due to congestion in the Panama Canal in late 2020 and early 2021, the structural shipping advantages of RIPET and Ferndale were strongly demonstrated in recent months with AltaGas and Petrogas consistently delivering LPG shipments into Asia in 10-11 days versus upwards of 40 days being realized from the Gulf Coast. Given the strength in the market for pricing in late Q4 2020 and early Q1 2021, AltaGas took the opportunity to de-risk its pricing exposure on merchant volumes and, as of February 25, 2021, has approximately 70% of RIPET’s 2021 expected export volumes collectively hedged, including one-third contracted through long-term tolling arrangements and the

AltaGas Ltd. – Press Release Q4 2020 – 3

balance de-risked through FEI to Mont Belvieu financial hedges that average approximately US$10.25/Bbl in 2021. Ferndale is also heavily hedged for the first quarter of 2021, with a tolling program and smaller financial hedges for the balance of the year. The breakdown of AltaGas’ hedges at RIPET and across the Company’s fractionation platform are shown below on a quarterly basis.

2021 Midstream Hedge Program

	Q1 2021	Q2 2021	Q3 2021	Q4 2021
RIPET volume hedged (%)(1)	87	65	64	64
RIPET propane FEI to Mont Belvieu average hedge rate (US$/Bbl)(2)	10.57	10.17	10.17	10.17
Fractionation volume hedged (%)	95	90	93	86
Frac spread hedge rate - (CAD$/Bbl)(2)	26.07	24.27	24.27	24.27
Notes:
1.Approximate expected volume hedged, includes contracted tolling volumes and financial hedges; based on the assumption of average exports of 50 MBbl/d.
2.Approximate average for the period.

On November 9, 2020, the 4th U.S. Circuit of Appeals issued a stay on the construction of the Mountain Valley Pipeline (MVP) pending litigation over the U.S. Army Corps of Engineers' Nationwide Permit 12. On January 26, MVP submitted a letter with the Federal Energy Regulatory Commission (FERC) outlining their intention to file for individual water body crossing permits. On February 19, 2021 MVP also filed the Individual Permit applications with the United States Army Corps of Engineers and the corresponding FERC amendment. On February 19, 2021, the D.C. Circuit of Appeals denied the Sierra Club petition for a stay of FERC orders to lift stop work orders and the MVP certificate extension, which was a positive ruling for MVP. AltaGas remains confident that MVP will get completed and although the new path forward is expected to modestly increase the delivery timeline, it should not structurally alter the path forward. Should the individual permit crossing route result in any incremental costs, AltaGas is protected through its spending cap in a non-dilutive mechanism.

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FINANCIAL RESULTS

	Three Months Ended December 31		Year Ended December 31
($ millions)	2020	2019	2020	2019
Segmented Normalized EBITDA (1)
Utilities	$259	$260	$788	$698
Midstream	128	179	473	531
Sub-total: Operating Segments	$387	$439	$1,261	$1,229
Corporate/Other	5	(3)	49	73
Normalized EBITDA (1)(4)	$392	$436	$1,310	$1,302
Add (deduct):
Depreciation and amortization	(108)	(109)	(414)	(438)
Interest expense	(68)	(77)	(274)	(346)
Normalized income tax expense	(47)	(32)	(139)	(82)
Preferred share dividends	(16)	(17)	(66)	(68)
Other (3)	(6)	(7)	(21)	(21)
Normalized net income (1)(4)	$147	$194	$396	$347

Net income (loss) applicable to common shares (4)	$48	$(103)	$486	$769

($ per share except shares outstanding)
Shares outstanding - basic (millions)
During the period (2)	279	278	279	277
End of period	279	279	279	279

Normalized net income (loss) - basic (1)	0.53	0.70	1.42	1.25
Normalized net income (loss) - diluted (1)	0.53	0.69	1.42	1.25

Net income (loss) per common share - basic	0.17	(0.37)	1.74	2.78
Net income (loss) per common share - diluted	0.17	(0.37)	1.74	2.77
(1) Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures section at the end of this news release
(2) Weighted average
(3) "Other" includes accretion expense, net income applicable to non-controlling interests, foreign exchange gains (losses), and NCI related to HLBV accounting
(4) Beginning in 2020, Management no longer adjusts normalized EBITDA or normalized net income for changes in the fair value of natural gas optimization inventory. Please see the Non-GAAP Financial Measures section of the MD&A for additional detail. As such, comparative periods have been adjusted to reflect the before and after-tax impacts of this change to normalized EBITDA and normalized net income, respectively.

Normalized EBITDA for the fourth quarter of 2020 was $392 million, compared to $436 million for the same quarter in 2019. Some of the more notable contributing factors in year-over-year performance included: 1) $26 million in one-time tailwinds that were realized in Q4 2019 results and were not present in Q4 2020, including a $21 million contract settlement in Petrogas and the $5 million rate settlement on the Virginia’s Hearing Examiners report; 2) the divestiture of select assets that had contributed $13 million of EBITDA in Q4 2019 and are no longer part of the forward organization; and 3) stronger run-rate performance in the Utilities and Corporate/Other segments that was largely offset by softer performance in the Midstream segment.

The Utilities segment reported normalized EBITDA of $259 million in the fourth quarter of 2020, compared to $260 million in the same quarter in 2019. The more notable factors underpinning this performance included: 1) the $5 million rate settlement on the Virginia’s Hearing Examiners report, which was a one-time tailwind in Q4 2019 results and not present in Q4 2020; 2) the divestiture of the Company’s interest in AltaGas Canada Inc., which had contributed $6 million in Q4 2019; and 3) the combination of stronger core performance driven by higher rate base, higher revenue from continued ARP spending, improved returns from cost management and strong performance from WGL's Retail Energy Marketing business partially offset by warmer weather in D.C. and Michigan and modest impacts on usage and other costs associated with COVID-19.

The Midstream segment reported normalized EBITDA of $128 million in the fourth quarter of 2020, compared to $179 million in the same quarter in 2019. The more notable factors underpinning this performance included: 1) the

AltaGas Ltd. – Press Release Q4 2020 – 5

loss of a $21 million one-time contract settlement in Petrogas in Q4 2019 that was not present in Q4 2020; 2) the divestiture of the Company’s interest in Central Penn, which had contributed $5 million in Q4 2019; 3) the combination of lower hedges in the Company’s U.S. storage and trading business; and 4) previously mentioned one-time third-party logistics challenges at RIPET. These headwinds were partially offset by: 1) approximately two weeks of consolidation of Petrogas; and 2) volume growth in AltaGas’ core NEBC assets.

In the Corporate/Other segment, normalized EBITDA for the fourth quarter of 2020 was $5 million, compared to a loss of $3 million in the same quarter in 2019. The increase was mainly due to higher power revenues from the remaining commercial energy services business and Blythe, and other minor one-time events.

For the fourth quarter of 2020 the average Canadian/U.S. dollar exchange rate decreased to 1.30 from an average of 1.32 in the same quarter of 2019, resulting in a decrease in normalized EBITDA of approximately $5 million.

Normalized net income for the fourth quarter of 2020 was $147 million ($0.53 per share), compared to $194 million ($0.70 per share) for the same quarter in 2019. The decrease was mainly due to the same factors impacting normalized EBITDA, including the $26 million one-time tailwinds that were realized in Q4 2019 results and not present in Q4 2020, as well as higher income tax expense, which were partially offset by lower interest expense.

Interest expense for the fourth quarter of 2020 was $68 million compared to $77 million for the same quarter in 2019. Despite a higher debt balance at December 31, 2020 due to the Petrogas acquisition, interest expense was lower due to lower average interest rates compared to 2019 and refinanced maturities in 2020.

Depreciation and amortization expense for the third quarter of 2020 was $108 million, compared to $109 million for the same quarter in 2019. The slight decrease was mainly due to provisions on plant, property and equipment recorded in the fourth quarter of 2019, offset by higher depreciation associated with new assets in NEBC placed in service during 2020.

AltaGas recorded an income tax expense of $5 million for the fourth quarter of 2020 compared to an income tax recovery of $87 million in the same quarter in 2019. The increase in income tax expense was mainly due to higher tax recoveries on asset provisions in the fourth quarter of 2019. Current tax expense of $14 million was recorded in the fourth quarter of 2020, of which approximately $2 million related to a tax recovery on asset sales.

Net income applicable to common shares for the fourth quarter of 2020 was $48 million ($0.17 per share), compared to a net loss of $103 million ($0.37 per share) for the same quarter in 2019. In addition to the previously referenced factors impacting normalized EBITDA, interest expense and income tax, Q4 2019 net income was negatively impacted by lower provisions on assets and lower unrealized losses on risk management contracts. 2020 net income was positively impacted by a gain recorded on the re-measurement of AltaGas' previously held equity investment in AIJVLP upon acquisition of Petrogas.

GUIDANCE AND FUNDING
In 2021, AltaGas expects to achieve annual consolidated normalized EBITDA of approximately $1.4 billion - $1.5 billion, and normalized EPS of approximately $1.45 - $1.55, assuming an effective tax rate of approximately 23%.

The Utilities segment is expected to contribute approximately 60% of normalized EBITDA, with growth driven primarily by revenue growth from previously settled rate cases, increased spending on ARPs, the impact of WGL’s D.C. rate case which has settled, the expected impact of WGL’s Maryland rate case which should be completed in the near-term, acute capital discipline, judicious cost management and asset optimization initiatives, as well modest customer growth. Expected growth in the Midstream segment is expected to be primarily driven by the integration and optimization of Petrogas operations where we continue to expect $30 million of annual synergies, higher export volumes from RIPET, and increased volumes at NEBC facilities, which are underpinned by new high quality counterparties that are expected to ramp up volumes in-line with take-or-pay contracts.

AltaGas' 2021 capital expenditure plan of approximately $910 million, excluding ARO, is heavily weighted towards the low-risk Utilities business and is comprised primarily of ARP and system betterment projects that are anticipated to deliver stable and transparent rate base growth and strong risk-adjusted returns. The Company is

AltaGas Ltd. – Press Release Q4 2020 – 6

allocating approximately 38% of AltaGas’ consolidated 2021 capital to ARPs in its Utilities business, representing approximately 46% of the total 2021 Utilities capital program.

MONTHLY COMMON SHARE DIVIDEND AND QUARTERLY PREFERRED SHARE DIVIDENDS

•The Board of Directors approved a dividend of $0.0833 per common share. The dividend will be paid on April 15, 2021, to common shareholders of record on March 25, 2021. The ex‑dividend date is March 24, 2021. This dividend is an eligible dividend for Canadian income tax purposes;
•The Board of Directors approved a dividend of $0.19125 per share for the period commencing December 31, 2020 and ending March 30, 2021, on AltaGas’ outstanding Series A Preferred Shares. The dividend will be paid on March 31, 2021 to shareholders of record on March 16, 2021. The ex‑dividend date is March 15, 2021;
•The Board of Directors approved a dividend of $0.17069 per share for the period commencing December 31, 2020 and ending March 30, 2021, on AltaGas’ outstanding Series B Preferred Shares. The dividend will be paid on March 31, 2021 to shareholders of record on March 16, 2021. The ex‑dividend date is March 15, 2021;
•The Board of Directors approved a dividend of US$0.330625 per share for the period commencing December 31, 2020 and ending March 30, 2021, on AltaGas’ outstanding Series C Preferred Shares. The dividend will be paid on March 31, 2021 to shareholders of record on March 16, 2021. The ex‑dividend date is March 15, 2021;
•The Board of Directors approved a dividend of $0.337063 per share for the period commencing December 31, 2020 and ending March 30, 2021, on AltaGas’ outstanding Series E Preferred Shares. The dividend will be paid on March 31, 2021 to shareholders of record on March 16, 2021. The ex‑dividend date is March 15, 2021;
•The Board of Directors approved a dividend of $0.265125 per share for the period commencing December 31, 2020 and ending March 30, 2021, on AltaGas’ outstanding Series G Preferred Shares. The dividend will be paid on March 31, 2021 to shareholders of record on March 16, 2021. The ex-dividend date is March 15, 2021;
•The Board of Directors approved a dividend of $0.195349 per share for the period commencing December 31, 2020 and ending March 30, 2021, on AltaGas’ outstanding Series H Preferred Shares. The dividend will be paid on March 31, 2021 to shareholders of record on March 16, 2021. The ex-dividend date is March 15, 2021; and,
•The Board of Directors approved a dividend of $0.3125 per share for the period commencing December 31, 2020 and ending March 30, 2021, on AltaGas’ outstanding Series K Preferred Shares. The dividend will be paid on March 31, 2021 to shareholders of record on March 16, 2021. The ex-dividend date is March 15, 2021.

AltaGas Ltd. – Press Release Q4 2020 – 7

CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended December 31		Year Ended December 31
($ millions)	2020	2019	2020	2019
Revenue	1,689	1,534	5,587	5,495
Normalized EBITDA (1) (2)	392	436	1,310	1,302
Normalized net income (1)	147	194	396	347
Net income (loss) applicable to common shares	48	(103)	486	769
Total assets	21,532	19,795	21,532	19,795
Total long-term liabilities	11,264	9,301	11,264	9,301
Net additions (dispositions) of property, plant and equipment	295	239	825	(1,089)
Dividends declared (3)	67	67	268	266
Cash from operations	29	16	773	616
Normalized funds from operations (1)	327	332	1,003	895
Normalized adjusted funds from operations (1)	289	307	880	836
Normalized utility adjusted funds from operations (1)	216	236	585	560
Normalized effective income tax rate (%) (1)	21.5	12.9	22.3	16.0

	Three Months Ended December 31		Year Ended December 31
($ per share, except shares outstanding)	2020	2019	2020	2019
Normalized net income - basic (1)	0.53	0.70	1.42	1.25
Normalized net income - diluted (1)	0.53	0.69	1.42	1.25
Net income (loss) per common share - basic	0.17	(0.37)	1.74	2.78
Net income (loss) per common share - diluted	0.17	(0.37)	1.74	2.77
Dividends declared (3)	0.24	0.24	0.96	0.96
Cash from operations	0.03	0.06	2.77	2.22
Normalized funds from operations (1)	1.17	1.19	3.59	3.23
Normalized adjusted funds from operations (1)	1.04	1.10	3.15	3.02
Normalized utility adjusted funds from operations (1)	0.77	0.85	2.10	2.02
Shares outstanding - basic (millions)
During the period (4)	279	278	279	277
End of period	279	279	279	279
(1)Non‑GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this news release.
(2)Beginning in 2020, Management no longer adjusts normalized EBITDA or normalized net income for changes in the fair value of natural gas optimization inventory. Please see the Non-GAAP Financial Measures section of this MD&A for additional detail. As such, comparative periods have been adjusted to reflect the before and after-tax impacts of this change to normalized EBITDA and normalized net income, respectively.
(3)Dividends declared per common share per month: $0.08 beginning December 2018, increased to $0.0833 per share beginning December 2020.
(4)Weighted average.

AltaGas Ltd. – Press Release Q4 2020 – 8

CONFERENCE CALL AND WEBCAST DETAILS
AltaGas will hold a conference call today at 9:00 a.m. MT (11:00 a.m. ET) to discuss Q4 and 2020 results, provide an update on the business and other corporate developments.
Members of the investment community and other interested parties may dial 1-647-427-7450 or toll-free at 1-888-231-8191. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.
Shortly after the conclusion of the call, a replay will be available commencing at 10:00 a.m. MT (12:00 p.m. ET) on February 26, 2021 by dialing 403-451-9481 or toll free 1-855-859-2056. The passcode is 3539697. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on March 5, 2021.

AltaGas’ audited Consolidated Financial Statements and accompanying notes for the year ended December 31, 2020, as well as its related Management’s Discussion and Analysis, are now available online at www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.
About AltaGas

AltaGas is a leading North American energy infrastructure company that connects NGLs and natural gas to domestic and global markets. The Company operates a diversified, low-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders. For more information visit: www.altagas.ca or reach out to one of the following:

Jon Morrison
Senior Vice President, Investor Relations & Corporate Development
Jon.Morrison@altagas.ca

Adam McKnight
Director, Investor Relations
Adam.McKnight@altagas.ca

Media Inquiries
1-403-312-0294
media.relations@altagas.ca

AltaGas Ltd. – Press Release Q4 2020 – 9

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, strategy, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: RIPET and Ferndale being well positions to support sturdy corporate earnings growth in 2021; expected 2021 normalized EBITDA in the range of $1.4 billion - $1.5 billion; expected 2021 normalized EPS of $1.45 to $1.55; the underpinnings for growth in both the Utilities and Midstream business; focus on decarbonization and energy transition; environment stewardship initiatives; 8% forecasted CAGR in rate base through 2025; expected approximate 150 bps in ROE improvement by 2021 year-end and factors to achieving this improvement; expectation that the D.C. and Maryland rate cases will make positive impacts around the end of the first quarter or early in the second quarter; plan to continue to focus on strategic projects, such as ARPs, which ensure a timely recovery of capital; anticipated client base growth; goal to reduce leverage to below 5.0x Net Debt to EBITDA; expectation to receive a decision in the first quarter for the rate case filed in Maryland; anticipation for new rates in D.C. late in the first quarter or early second quarter 2021; expectations regarding the completion of MVP construction; assumed effective tax rate of approximately 23%; expectation for the Utilities segment to contribute approximately 60% of normalized EBITDA; anticipated growth driver for each of the Utilities and Midstream segments; expectation of $30 million of annual synergies at Petrogas; anticipation of higher export volumes from RIPET and increased volumes at NEBC facilities; planned capital expenditures of approximately $910 million; expected dividend payments and dates of payment. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: the U.S/Canadian dollar exchange rate, financing initiatives, the performance of the businesses underlying each sector; impacts of the hedging program; commodity prices; weather; frac spread; access to capital; timing and receipt of regulatory approvals and orders; timing of regulatory approvals related to Utilities projects; seasonality; planned and unplanned plant outages; timing of in-service dates of new projects and acquisition and divestiture activities; taxes; operational expenses; returns on investments; and dividend levels.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risk related to COVID -19; health and safety risks; risks related to the integration of Petrogas; operating risks; regulatory risks; cyber security, information, and control systems; litigation risk; climate-related risks, including carbon pricing; changes in law; political uncertainty and civil unrest; infrastructure risks; service interruptions; decommissioning, abandonment and reclamation costs; reputation risk; weather data; Indigenous land and rights claims; crown duty to consult with Indigenous peoples; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; transportation of petroleum products; impact of competition in AltaGas' businesses; counterparty credit risk; market risk; composition risk; collateral; rep agreements; delays in U.S. Federal Government budget appropriations; market value of common shares and other securities; variability of dividends; potential sales of additional shares; volume throughput; natural gas supply risk; risk management costs and limitations; underinsured and uninsured losses; commitments associated with regulatory approvals for the acquisition of WGL; securities class action suits and derivative suits; electricity and resource adequacy prices; cost of providing retirement plan benefits; labor relations; key personnel; failure of service providers; compliance with Section 404(a) of Sarbanes-Oxley Act; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2020 and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

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Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

Non-GAAP Financial Measures

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended December 31, 2020. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using net income (loss) after taxes adjusted for pre‑tax depreciation and amortization, interest expense, and income taxes. Normalized EBITDA includes additional adjustments for transaction costs (recoveries) related to acquisitions and dispositions, merger commitment costs (recoveries) due to a change in timing related to certain WGL merger commitments, unrealized losses (gains) on risk management contracts, non-controlling interest of certain investments to which HLBV accounting is applied, losses on investments, gains on sale of assets, restructuring costs, dilution loss and other adjustments to equity income related to the acquisition of Petrogas, gain on re-measurement of previously held equity investment in AIJVLP, COVID-19 related costs, provisions on assets, provisions on investments accounted for by the equity method, distributed generation asset related investment tax credits, foreign exchange losses (gains), and accretion expenses related to asset retirement obligations. In addition to the dilution loss, the other adjustments to equity income primarily included amounts related to severance, transaction costs, and impairment losses related to the acquisition of Petrogas. COVID-19 related costs normalized in 2020 were primarily comprised of credit losses that were incremental and directly attributable to the COVID-19 pandemic and charges incurred to support remote work arrangements. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

Normalized earnings per share is calculated with reference to normalized net income. Normalized net income represents net income (loss) applicable to common shares adjusted for the after-tax impact of transaction costs (recoveries) related to acquisitions and dispositions, merger commitment costs (recoveries) due to a change in timing related to certain WGL merger commitments, unrealized losses (gains) on risk management contracts, losses on investments, gains on sale of assets, provisions on assets, provisions on investments accounted for by the equity method, restructuring costs, dilution loss and other adjustments to equity income related to the acquisition of Petrogas, gain on re-measurement of previously held equity investment in AIJVLP, COVID-19 related costs, gain on redemption of preferred shares, unitary tax adjustment related to the acquisition of WGL and U.S. asset sales, and statutory tax rate change. Normalized net income is used by Management to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities.

Normalized funds from operations, normalized adjusted funds from operations, and normalized utility adjusted funds from operations are used to assist Management and investors in analyzing the liquidity of the Corporation. Management uses these measures to understand the ability to generate funds for capital investments, debt repayment, dividend payments, and other investing activities. Funds from operations are calculated from the Consolidated Statements of Cash Flows and are defined as cash from operations, adjusted for net changes in operating assets and liabilities and expenditures incurred to settle asset retirement obligations. Normalized funds from operations is based on funds from operations, further adjusted for non‑operating related expenses (net of current taxes) such as transaction costs (recoveries) related to acquisitions and dispositions, merger commitment costs (recoveries), current tax expense (recovery) on asset sales, COVID-19 related costs, and restructuring costs. Normalized adjusted funds from operations is based on normalized funds from operations, further adjusted to remove the impact of cash transactions with non-controlling interests, non-utility maintenance capital, and preferred share dividends paid. Normalized utility adjusted funds from operations is based on normalized adjusted funds from operations, further adjusted for Utilities segment depreciation and amortization. Funds from operations, normalized funds from operations, normalized adjusted funds from operations, and normalized adjusted funds from operations as presented should not be viewed as an alternative to cash from operations or other cash flow measures calculated in accordance with GAAP.

AltaGas Ltd. – Press Release Q4 2020 – 11

Normalized income tax expense represents income tax recovery (expense) adjusted for the tax impact of transaction costs (recoveries) related to acquisitions and dispositions, unrealized losses (gains) on risk management contracts, gains on sale of assets, restructuring costs, provisions on assets, provisions on investments accounted for by the equity method, unitary tax adjustment related to the acquisition of WGL and U.S. asset sales, statutory tax rate change, and distributed generation asset related investment tax credits. This measure is used by Management to enhance the comparability of the impact of income tax on AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities and is presented to provide this perspective to analysts and investors.

Net debt is used by the corporation to monitor its capital structure and financing requirements. It is also a measure of the Corporation's overall financial strength. Net debt is defined as short-term debt (excluding third-party project financing obtained for the construction of certain energy management services projects), plus current and long-term portions of long-term debt, less cash and cash equivalents.

AltaGas Ltd. – Press Release Q4 2020 – 12